                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         Cablevision Systems Corporation
                          -----------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
           ----------------------------------------------------------
                                 (CUSIP Number)

                                  April 7, 2004
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON                                                                         Charles F. Dolan

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.       SOLE VOTING POWER                                                            30,760,323
   SHARES
BENEFICIALLY              8.       SHARED VOTING POWER                                                           7,160,643
  OWNED BY
    EACH                  9.       SOLE DISPOSITIVE POWER                                                       30,760,323
 REPORTING
PERSON WITH              10.       SHARED DISPOSITIVE POWER                                                      7,160,643

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           37,920,966

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           14.8%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 30,777,643 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                      Helen A. Dolan, individually and as
                                                                                         a Trustee of the Charles F. Dolan
                                                                                                         2001 Family Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                       00- See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                           37,920,966
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                                 0
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                      37,920,966

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           37,920,966

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                           14.8%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 30,777,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                      James L. Dolan, individually and as
                                                                                        a Trustee of the D.C. James Trust,
                                                                                      and as Trustee of the Marissa Waller
                                                                                        1989 Trust, the Charles Dolan 1989
                                                                                       Trust and the Ryan Dolan 1989 Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                              1,111,419
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            1,957,829
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                         1,111,419
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       1,957,829

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            3,069,248

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            1.4%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 65,097,913 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                        Thomas C. Dolan, individually and
                                                                                           as a Trustee of the D.C. Thomas
                                                                                                                     Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                186,754
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            1,934,443
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                           186,754
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       1,934,443

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            2,121,197

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            1.0%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 65,279,794 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                    Patrick F. Dolan, individually and as
                                                                                       a Trustee of the D.C. Patrick Trust
                                                                                          and as Trustee of the Tara Dolan
                                                                                                                1989 Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                166,540
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            1,878,085
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                           166,540
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       1,878,085

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            2,044,625

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            0.9%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 65,275,525 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                      Kathleen M. Dolan, individually and
                                                                                     as a Trustee of the Dolan Descendants
                                                                                     Trust, the Dolan Grandchildren Trust,
                                                                                         the Dolan Spouse Trust, the Dolan
                                                                                      Progeny Trust, and the D.C. Kathleen
                                                                                                                     Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                  6,381
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            9,998,368
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                             6,381
 REPORTING
PERSON WITH               10.     SHARED DISPOSITIVE POWER                                                       9,998,368

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           10,004,749

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            4.4%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,215,869 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                       Marianne Dolan Weber, individually
                                                                                             and as a Trustee of the Dolan
                                                                                              Descendants Trust, the Dolan
                                                                                            Grandchildren Trust, the Dolan
                                                                                           Spouse Trust, the Dolan Progeny
                                                                                        Trust, and the D.C. Marianne Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                  6,381
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            9,942,010
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                             6,381
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       9,942,010

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            9,948,391

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            4.3%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,272,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                Deborah A. Dolan-Sweeney,
                                                                                      individually and as a Trustee of the
                                                                                        Dolan Descendants Trust, the Dolan
                                                                                            Grandchildren Trust, the Dolan
                                                                                           Spouse Trust, the Dolan Progeny
                                                                                         Trust, and the D.C. Deborah Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                  6,381
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                           10,083,822
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                             6,381
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                      10,083,822

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           10,090,203

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            4.4%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 57,215,869 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                   Lawrence J. Dolan, as a Trustee of the
                                                                                        Charles F. Dolan 2001 Family Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            5,945,196
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                                 0
 REPORTING
PERSON WITH               10.     SHARED DISPOSITIVE POWER                                                       5,945,196

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            5,945,196

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            2.6%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 61,269,041 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                     Paul J. Dolan, as a Trustee of Dolan
                                                                                              Descendants Trust, the Dolan
                                                                                     Grandchildren Trust, the Dolan Spouse
                                                                                       Trust, the Dolan Progeny Trust, the
                                                                                         D.C. Kathleen Trust, and the D.C.
                                                                                    James Trust, and as Trustee of the CFD
                                                                                                                 Trust #10

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                620,018
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                           11,943,340
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                           620,018
 REPORTING
PERSON WITH               10.     SHARED DISPOSITIVE POWER                                                      11,943,340

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           12,563,358

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            5.4%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes the 54,685,003 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                    Matthew J. Dolan, as a Trustee of the
                                                                                          D.C. Marianne Trust and the D.C.
                                                                                                              Thomas Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            3,812,978
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                                 0
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       3,812,978

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            3,812,978

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            1.7%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 63,401,709 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                  Mary S. Dolan, as a Trustee of the D.C.
                                                                                        Deborah Trust and the D.C. Patrick
                                                                                                                     Trust

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                            3,832,465
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                                 0
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       3,832,465

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            3,832,465

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            1.7%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 63,401,709 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                    John A. MacPherson, as Trustee of the
                                                                                     CFD Trust No. 1, the CFD Trust No. 2,
                                                                                    the CFD Trust No. 3, the CFD Trust No.
                                                                                        4, the CFD Trust No. 5 and the CFD
                                                                                                               Trust No. 6

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                        Not applicable

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                       U.S.A.

  NUMBER OF               7.      SOLE VOTING POWER                                                             10,406,531
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                                    0
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                        10,406,531
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                               0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                           10,406,531

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            4.5%

14.      TYPE OF REPORTING PERSON                                                                                       IN

*Excludes 56,833,392 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which John A. MacPherson disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.       NAME OF REPORTING PERSON                                                                         Dolan Family LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                            11-3519521

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [X]
                                                                                                                   (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                      00 - See Item 3 of Statement

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Delaware

  NUMBER OF               7.      SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY              8.      SHARED VOTING POWER                                                                    0
  OWNED BY
   EACH                   9.      SOLE DISPOSITIVE POWER                                                                 0
 REPORTING
PERSON WITH              10.      SHARED DISPOSITIVE POWER                                                       7,977,325

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            7,977,325

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [X]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                            3.5%

14.      TYPE OF REPORTING PERSON                                                                                       OO

*Excludes 59,236,912 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

                         Amendment No. 1 to Schedule 13D

                  The Schedule 13D (the "Schedule") filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of the trusts listed on the signature pages hereto) and the entity listed on the signature pages hereto (the "Group Members") on March 19, 2004 is hereby amended and supplemented as set forth below in this Amendment No. 1 to the Schedule. Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule.

ITEM 4            PURPOSE OF TRANSACTION

                  The disclosure in the eighth paragraph of Item 4 is hereby amended and restated to read in its entirety as follows:

                  "In order to increase their liquidity, each of Charles F. Dolan, four of the six sub-trusts of the 2001 Trust and CFD Trust #10 (the "Plan Sellers") currently plan to sell shares of Class A Common Stock over a period of approximately 12 to 18 months beginning in May 2004 pursuant to separate 10b5-1 sales plans (each, a "Sales Plan" and together, the "Sales Plans") entered into on April 7, 2004. The Sales Plan entered into by Charles F. Dolan provides for the sale of 844,000 shares of Class A Common Stock; the Sales Plan entered into by the sub-trust for the benefit of Deborah A. Dolan-Sweeney provides for the sale of 720,000 shares of Class A Common Stock; the Sales Plan entered into by the sub-trust for the benefit of Patrick F. Dolan provides for the sale of 328,000 shares of Class A Common Stock; the Sales Plan entered into by the sub-trust for the benefit of Kathleen M. Dolan provides for the sale of 300,000 shares of Class A Common Stock; the Sales Plan entered into by the sub-trust for the benefit of Marianne Dolan Weber provides for the sale of 48,000 shares of Class A Common Stock; and the Sales Plan entered into by CFD Trust #10 provides for the sale of 160,000 shares of Class A Common Stock. The Class A Common Stock to be sold pursuant to the Sales Plans will be issued on conversion of Class B Common Stock currently held by the Plan Sellers. The Sales Plans entered into by Charles F. Dolan, CFD Trust #10 and the 2001 sub-trust for the benefit of Kathleen M. Dolan provide for the sale of the shares of the stock received in connection with the Rainbow Spin-off in respect of the shares of stock covered by such Sales Plans at the time of the Rainbow Spin-off. The Sales Plans entered into by the 2001 sub-trust for the benefit of Patrick F. Dolan and the 2001 sub-trust for the benefit of Deborah A. Dolan-Sweeney provide for a proportional increase in the number of shares of Class A Common Stock sold following the Rainbow Spin-off to maintain the target cash flow in light of any decrease in price of the Class A Common Stock as a result of the Rainbow Spin-off. All sales pursuant to each of the Sales Plans will be subject to the minimum price and other terms and conditions set forth in such Sales Plan. The Sales Plans have been filed as exhibits to this Schedule 13D and the foregoing description of the Sales Plans is qualified in its entirety by reference to the Sales Plans.

                  Charles F. Dolan also currently plans within the next month or so to make charitable gifts of shares of Class A Common Stock (issuable upon conversion of Class B Common Stock) having an aggregate value of approximately $4,300,000."

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The disclosure in Item 6 is hereby amended and supplemented by adding the following:

                  "As described in Item 4, on April 7, 2004 each of Charles F. Dolan, four of the sub-trusts of the 2001 Trust and CFD Trust #10 entered into separate Sales Plans to sell shares of Class A Common Stock to be issued upon the conversion of Class B Common Stock."

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

                  The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

                  Exhibit 9: Sales Plan, dated April 7, 2004, between Charles F. Dolan and Bear, Stearns & Co. Inc.

                  Exhibit 10: Sales Plan, dated April 7, 2004, between 2001 Trust, fbo Deborah A. Dolan-Sweeney and Bear, Stearns & Co. Inc.

                  Exhibit 11: Sales Plan, dated April 7, 2004, between 2001 Trust, fbo Patrick F. Dolan and Bear, Stearns & Co. Inc.

                  Exhibit 12: Sales Plan, dated April 7, 2004, between 2001 Trust, fbo Kathleen M. Dolan and Bear, Stearns & Co. Inc.

                  Exhibit 13: Sales Plan, dated April 7, 2004, between 2001 Trust, fbo Marianne Dolan Weber and Bear, Stearns & Co. Inc.

                  Exhibit 14: Sales Plan, dated April 7, 2004, between CFD Trust #10 and Bear, Stearns & Co. Inc.

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 8, 2004

                                CHARLES F. DOLAN

                                By:                 *
                                    --------------------------------------------

                                HELEN A. DOLAN, individually and as a
                                Trustee of the Charles F. Dolan 2001 Family
                                Trust

                                By:                 *
                                    --------------------------------------------

                                JAMES L. DOLAN, individually and as a Trustee of the D.C. James Trust, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust and the Ryan Dolan 1989 Trust

                                By: /s/ James L. Dolan
                                    --------------------------------------------

                                THOMAS C. DOLAN, individually and as a
                                Trustee of the D.C. Thomas Trust

                                By: /s/ Thomas C. Dolan
                                    -------------------------------------------

                                PATRICK F. DOLAN, individually and as a
                                Trustee of the D.C. Patrick Trust and the Tara Dolan 1989 Trust

                                By:                 *
                                    -------------------------------------------

                                KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Kathleen Trust

                                By:                 *
                                    --------------------------------------------

                                MARIANNE DOLAN WEBER, individually and
                                as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Marianne Trust

                                By:                 *
                                    --------------------------------------------

                                DEBORAH A. DOLAN-SWEENEY, individually
                                and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, and the D.C. Deborah Trust

                                By:                 *
                                    --------------------------------------------

                                LAWRENCE J. DOLAN, as a Trustee of the
                                Charles F. Dolan 2001 Family Trust

                                By:                 *
                                    --------------------------------------------

                                PAUL J. DOLAN, as a Trustee for Dolan
                                Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust, and the D.C. James Trust, and as Trustee of the CFD Trust #10

                                By:                 *
                                    --------------------------------------------

                                MATTHEW J. DOLAN, as a Trustee of the D.C.
                                Marianne Trust and the D.C. Thomas Trust

                                By:                 *
                                    --------------------------------------------

                                MARY S. DOLAN, as a Trustee of the D.C.
                                Deborah Trust and the D.C. Patrick Trust

                                By:                 *
                                    --------------------------------------------

                                JOHN A. MACPHERSON, as Trustee of the CFD
                                Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6

                                By:                 *
                                    --------------------------------------------

                                DOLAN FAMILY LLC

                                By:                 *
                                    --------------------------------------------

* By:  /s/   William A. Frewin, Jr.
       -----------------------------
       As Attorney-in-Fact